NEWS RELEASE

Canarc Arranges Up To Approximately CA$2.0 Million in Private Placement Financing

Vancouver, Canada – November 23, 2010 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has arranged a non-brokered private placement equity financing of up to approximately CA$2.0 million.

The private placement consists of up to 13.7 million units priced at CA$0.15 each. Each unit consists of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$0.22 within an 18 month period from the closing date.  A finders’ fee of up to 7% or a finders’ warrant of up to 7% (having the same terms as the warrants in the unit offering) may be applicable to portions of the private placement.

The private placement is subject to exchange and regulatory approvals and the shares and units will be subject to the standard four month hold period (and a US legend for American subscribers only).  The net proceeds of the unit private placement will be used for working capital purposes.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Garry Biles

Garry Biles

President and C.O.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.